UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53894

Tropicana Las Vegas Hotel And Casino, Inc.

 (Exact name of registrant as specified in its charter)

3801 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 739-3530

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

 Approximate number of holders of record as of the certification or notice date: One*

*On August 25, 2015, LV Merger Sub, Inc., a Delaware corporation (“Merger Sub”), merged (the “Merger”) with and into Tropicana Las Vegas Hotel and Casino, Inc., a Delaware corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger, dated as of April 28, 2015, by and among Penn National Gaming, Inc., a Pennsylvania corporation and the parent of Merger Sub (“Parent”), Merger Sub, the Company and Trilliant Gaming Nevada Inc. in its capacity as the stockholder representative. The Company is the surviving corporation in the Merger and is a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tropicana Las Vegas Hotel and Casino, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 25, 2015	By:	/s/ Jay Snowden
		Name:	Jay Snowden
		Title:	Vice President